# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mountain Crest Acquisition Corp. V, CIK 0001859035
CUSIP: 62404B107
Title of class of securities: Common Stock, par value $0.0001 per Share
Address of issuer's principal executive offices: 311 West 43rd Street, 12th Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-24-000947
Filed by CIK 0001859046

## Reporting persons
- Mountain Crest Global Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,165,800; shared voting power 0; sole dispositive power 2,165,800; shared dispositive power 0; aggregate amount beneficially owned 2,165,800 (74.63% of the class)
  Comment: (1) Calculated based on 2,902,004 shares of common stock outstanding as of November 14, 2024 as reported on the Issuer's Form 10-Q, filed on November 14, 2024.
- Suying Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,165,800; shared voting power 0; sole dispositive power 2,165,800; shared dispositive power 0; aggregate amount beneficially owned 2,165,800 (74.63% of the class)
  Comment: (1) Calculated based on 2,902,004 shares of common stock outstanding as of November 14, 2024 as reported on the Issuer's Form 10-Q, filed on November 14, 2024.

## Item 1. Issuer
Name of issuer: Mountain Crest Acquisition Corp. V
Address of issuer's principal executive offices: 524 Broadway 11th Floor, New York, NY

## Item 2. Person Filing
Name of person filing: Mountain Crest Global Holdings LLC and Suying Liu. Suying Liu is the sole manager of Mountain Crest Global Holdings LLC.
Address of principal business office or, if none, residence: 524 Broadway 11th Floor, New York, NY
Citizenship: Mountain Crest Global Holdings LLC - Delaware Suying Liu - China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,165,800
Percent of class: Mountain Crest Global Holdings LLC and Suying Liu beneficially own 2,165,800 shares of Common Stock. This accounts for 74.63% of the 2,902,004 shares of Common Stock outstanding as of November 14, 2024, as disclosed in the Company's Form 10-Q filed with the SEC on November 14, 2024.
Sole power to vote or to direct the vote: Mountain Crest Global Holdings LLC - 2,165,800 shares Suying Liu - 2,165,800 shares
Shared power to vote or to direct the vote: Mountain Crest Global Holdings LLC - 0 shares Suying Liu - 0 shares
Sole power to dispose or to direct the disposition: Mountain Crest Global Holdings LLC - 2,165,800 shares Suying Liu - 2,165,800 shares
Shared power to dispose or to direct the disposition: Mountain Crest Global Holdings LLC - 0 shares Suying Liu - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 14, 2025.

## Signatures
- Mountain Crest Global Holdings LLC: /s/ Suying Liu, Authorized Signatory (02/14/2025)
- Suying Liu: /s/ Suying Liu, Individual (02/14/2025)